82-3735

TATA

30th April 2002
BJ/SH-L2/860

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of the Company will meet on Thursday, 16th May 2002 to *inter alia* consider declaration of Interim Dividend to the Equity Shareholders of the Company for the financial year 2001-2002.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

02028782

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

30th April 2002
BJ/SH-L2/859

The Stock Exchange
Corporate Relationship/Market Operations Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001.

Dear Sirs,

Security Code	Type of Security	Record Date	Purpose
400 500400	Equity	31st May 2002	Payment of Interim Dividend

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359